**Exhibit 99.1**

**SIGNATURE**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2026

**Hellman & Friedman Capital Partners X (Parallel), L.P.**
By: Hellman & Friedman Investors X, L.P., its general partner
By: H&F Corporate Investors X, Ltd., its general partner

By: /s/ Trevor Watt
Name: Trevor Watt
Title: Vice President

**HFCP X (Parallel – A), L.P.**
By: Hellman & Friedman Investors X, L.P., its general partner
By: H&F Corporate Investors X, Ltd., its general partner

By: /s/ Trevor Watt
Name: Trevor Watt
Title: Vice President

**Mend Partners II, L.P.**
By: Mend Partners GP, LLC, its general partner
By: Hellman & Friedman Investors X, L.P., its managing member
By: H&F Corporate Investors X, Ltd., its general partner

By: /s/ Trevor Watt
Name: Trevor Watt
Title: Vice President

**Mend Investment Holdings I, L.P.**
By: Mend Investment Holdings GP, LLC, its general partner
By: Hellman & Friedman Capital Partners X, L.P., its managing member
By: Hellman & Friedman Investors X, L.P., its general partner
By: H&F Corporate Investors X, Ltd., its general partner

By: /s/ Trevor Watt
Name: Trevor Watt
Title: Vice President

**Hellman & Friedman Investors X, L.P.**
By:\H&F Corporate Investors X, Ltd., its general partner

By: /s/ Trevor Watt
Name: Trevor Watt
Title: Vice President

**Mend Partners GP, LLC**
By: Hellman & Friedman Investors X, L.P., its managing member
By: H&F Corporate Investors X, Ltd., its general partner

By: /s/ Trevor Watt
Name: Trevor Watt
Title: Vice President

**Mend Investment Holdings GP, LLC**
By: Hellman & Friedman Capital Partners X, L.P., its managing member
By: Hellman & Friedman Investors X, L.P., its general partner
By: H&F Corporate Investors X, Ltd., its general partner

By: /s/ Trevor Watt
Name: Trevor Watt
Title: Vice President

**Hellman & Friedman Capital Partners X, L.P.**
By: Hellman & Friedman Investors X, L.P., its general partner
By: H&F Corporate Investors X, Ltd., its general partner

By: /s/ Trevor Watt
Name: Trevor Watt
Title: Vice President

**H&F Corporate Investors X, Ltd.**

By: /s/ Trevor Watt
Name: Trevor Watt
Title: Vice President